SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                (Name of Issuer)

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                           C/O NCT OPPORTUNITIES, INC.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                               DOUGLAS A. LINDGREN
                      Excelsior Hedge Fund of Funds I, LLC
                           c/o NCT Opportunities, Inc.
                          c/o U.S. Trust Company, N.A.
                               225 High Ridge Road
                               Stamford, CT 06905
                                 (203) 352-4497

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  May 30, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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Transaction Valuation:     $14,000,000(a)     Amount of Filing Fee: $1132.60(b)
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(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $80.90 per million of Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                   --------------------------
         Form or Registration No.:
                                   --------------------------
         Filing Party:
                        -------------------------------------
         Date Filed:
                      ---------------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/X/      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
/ /

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the offering documents of Excelsior Hedge Fund of Funds I, LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, June 26, 2003, unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on June 30, 2003 or, if the Offer is extended, on the last business day of the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending March 31, 2004, which the Fund expects will be completed by the end of May 2004 and that net asset value will be used to determine the final amount paid for tendered Interests.

          Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund accepts that Interest for repurchase, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 6, 2000 (the "LLC Agreement")) determined as of June 30, 2003 (or if the Offer is extended, the net asset value determined on the Valuation Date).

          The Note will be held for the Member in a special custody account with U.S. Trust Company, N.A. (U.S. Trust Company, N.A. together with its affiliated banks, "U.S. Trust") and will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 90% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment"). The Initial Payment will be paid to the Member's account with U.S. Trust or mailed to the Member if the Member does not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

          The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be paid, without interest, within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be deposited into the tendering Member's account at U.S. Trust or mailed to the Member if the Member does not have a U.S. Trust account.

          A Member that tenders for purchase only a portion of such Member's Interest must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $250,000 or more.

          The Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance or if the total amount tendered by Members is more than $14 million. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest for repurchase, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand; withdrawals of capital from investment funds in which the Fund has invested; proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings (which the Fund does not intend to do).

          Following this summary is a formal notice of the Fund's offer to purchase the Interests. The Offer remains open to Members until 12:00 midnight, Eastern Time, Thursday, June 26, 2003, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Friday, July 25, 2003, 40 business days from the commencement of the Offer, assuming their Interest has not been accepted for purchase by the Fund on or before that date.

          If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to NCT Opportunities, Inc., the investment adviser of the Fund ("NCT"), c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905, attention Kathleen Flores, or (ii) fax it to NCT, c/o U.S. Trust Company, N.A. at (203) 352-4456, so that it is received before 12:00 midnight, Eastern Time, on Thursday, June 26, 2003. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to NCT promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, June 26,
2003). Of course, the value of Interests will change between March 31, 2003 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2003, the date as of which the value of Interests will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting NCT at (203) 352-4497 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Thursday, June 26, 2003. Also realize that although the Offer expires on June 26, 2003, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2003, when the net asset value of the Member's Interest tendered to the Fund for repurchase is calculated.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is Excelsior Hedge Fund of Funds I, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at NCT Opportunities, Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (203) 352-4497.

          (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by Members pursuant to the Offer.) As of the close of business on March 31, 2003, there was approximately $136,207,694 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $14 million of Interests that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Excelsior Hedge Fund of Funds I, LLC. The Fund's principal executive office is located at c/o NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677. The investment adviser of the Fund is NCT Opportunities, Inc. ("NCT"). The principal executive office of NCT is located at, U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677. The Fund's managers ("Managers" or "Board or Managers" as the context requires) are Gene M. Bernstein, Victor F. Imbimbo, Jr., Douglas A. Lindgren and Stephen V. Murphy. The Managers' address is c/o NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $14 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Thursday, June 26, 2003, (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                  (ii) The purchase price of Interests tendered to the Fund for repurchase will be their net asset value, determined as of the Valuation Date or, if the Offer is extended, on the last business day of the month in which the Offer expires.

                  Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note within ten calendar days of the acceptance of the Member's Interest for repurchase. The Note will be held for the Members in a special custody account with U.S. Trust. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an Initial Payment. Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

                  The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based on the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable, without interest, within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the

Fund's financial statements will be completed within 60 days after March 31, 2004, the fiscal year end of the Fund.

                  Although  the Fund has  retained  the  option  to pay all or a
portion  of  the  purchase  price  for  Interests  by  distributing   marketable
securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                  A Member that tenders only a portion of such Member's Interest for repurchase must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $250,000 or more.

                  A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members from the Fund that will be sent in connection with the Fund's acceptance of tenders of Interest for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

                  (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, June 26, 2003.

                  (iv) Not applicable.

                  (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                  (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Thursday, June 26, 2003 and, if the Fund has not accepted such Interest for repurchase, at any time after Friday, July 25, 2003, 40 business days from the commencement of the Offer.

                  (vii) Members wishing to tender an Interest pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to NCT Opportunities, Inc., to the attention of Kathleen Flores, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to NCT, also to the attention of Kathleen Flores, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by NCT, either by mail or by fax, no later than the

Expiration Date. The Fund recommends that all documents be submitted to NCT by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to NCT must also send or deliver the original completed and executed Letter of Transmittal to NCT promptly thereafter.

                  Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by NCT at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling NCT at the telephone number indicated on page 2 of the Offer. A tender of an Interest properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                  (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                  (ix) If more than $14 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                  (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2003 and thereafter from time to time.

                  (xi) Not applicable.

                  (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                  In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund for cash may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

          (a) (2) Not applicable.

          (b) Not applicable.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
          AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Confidential Memorandum dated August 2000, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that NCT expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective as of the last business day in June and December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001, June 30, 2002 and December 31, 2002. Those have been the only tender offers made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and NCT or any Manager of the Fund or any person controlling the Fund or controlling NCT or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar quarter, but is under no obligation to do so.

          (c) Effective June 30, 2003 Stephen C. Hassenfelt, the Chairman and Chief Executive Officer of NCT, and the Fund's former principal manager and the person who has been primarily responsible for the day-to-day management of the Fund's portfolio, subject to such policies as may be adopted by the Board of Managers, will cease to be employed by NCT and, accordingly will no longer provide services to the Fund. Mr. Hassenfelt intends to tender all of his outstanding Interests in the Fund. Effective as of July 1, 2003, Spencer Boggess will become Chief Executive Officer of NCT, replacing Mr. Hassenfelt in that capacity and as the person primarily responsible for the day-to-day management of the Fund's portfolio. Currently, Mr. Boggess is the co-director of research at CTC Consulting, Inc., a consultant to NCT with respect to the Fund since the Fund's inception, providing NCT with investment research, analytical data and due diligence services which NCT has utilized in evaluating prospective investment managers whose private investment funds are being considered for investment by the Fund and in monitoring the strategies and investment performance of those investment managers. Also effective as of July 1, 2003, Douglas A. Lindgren, the principal manager of the Fund and a Managing Director of U.S. Trust Company and head of its alternative investments division, will become the Chairman of NCT and, in that capacity, will oversee the Fund's operational, business and product management activities.

          Other than the aforementioned in ITEM 6(c) and (d), neither the Fund nor NCT nor the Board of Managers have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of NCT or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with NCT; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A Section 229.1006(c) are not applicable to the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $14 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) Neither the Fund nor NCT nor the Board of Managers have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on March 31, 2003 estimated values, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Interests:

              (i) Douglas A. Lindgren, the principal manager of the Fund, a Managing Director of U.S. Trust Company and head of its alternative investments division and, as of July 1, 2003, the Chairman of NCT, owns $249,409.89 (less than 1%) of the outstanding Interests in the Fund;

              (ii) Stephen C. Hassenfelt, a former Manager of the Fund and the Chief Executive Officer of the Adviser, owns $2,211,306.00 (1.64%) of the outstanding Interests in the Fund and intends to tender all of his outstanding Interests in the Fund;

              (iii) Stephen V. Murphy, a Manager of the Fund, owns through the Stephen V. Murphy IRA $249,409.89 (less than 1%) of the outstanding Interests in the Fund. The address of the IRA is c/o NCT Opportunities, Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905;

              (iv) Gene M. Bernstein, a Manager of the Fund, owns through the Gene M. Bernstein Shareholder Trust $735,154.21 (less than 1%) of the outstanding Interests in the Fund. The address of the trust is c/o NCT Opportunities Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905; and

              (v) Pamela A. Bernstein, the wife of Manager Gene M. Bernstein, owns $519,101.87 (less than 1%) of the outstanding Interests in the Fund.

          Other than Stephen C. Hassenfelt, none of the foregoing persons have decided to tender any of their Interests at this time.

          (b) Other than the acceptance of subscriptions for Interests as of July 1, 2003, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, NCT, any Manager or any person controlling the Fund or NCT.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

     Audited financial statements for the year ended March 31, 2002 previously filed on EDGAR on Form N-30D on May 30, 2002; and

     Audited financial statements for the year ended March 31, 2002 previously filed on EDGAR on Form N-30D on May 30, 2003.

              (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

              (3) Not applicable.

              (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

          A. Cover Letter to the Offer and Letter of Transmittal.

          B. The Offer.

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                                          By: Board of Managers

                                              By:    /s/ Douglas A. Lindgren
                                                     -----------------------
                                              Name:  Douglas A. Lindgren
                                              Title: Principal Manager

May 30, 2003

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to the Offer and Letter of Transmittal.

B    The Offer.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

               Cover Letter to the Offer and Letter of Transmittal

                [Excelsior Hedge Fund of Funds I, LLC Letterhead]

      IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
           THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

May 30, 2003

Dear Member:

          We are writing to inform you of important dates relating to a tender offer by Excelsior Hedge Fund of Funds I, LLC (the "Fund") to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors. If you are not interested in selling your Interest at this time, please disregard this notice and take no action.

          The tender offer period will begin at 12:01 a.m., Eastern Time, on Friday, May 30, 2003. The purpose of the tender offer is to provide liquidity to members of the Fund holding Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

          Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than June 26, 2003. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Fund's adviser, NCT Opportunities, Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 26, 2003.

          If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, or call Kathleen Flores at (203) 352-4497.

Sincerely,

Excelsior Hedge Fund of Funds I, LLC

                                    EXHIBIT B

                                    The Offer


                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                           c/o NCT Opportunities, Inc.
                          c/o U.S. Trust Company, N.A.
                               225 High Ridge Road
                               Stamford, CT 06905

               OFFER TO PURCHASE UP TO $14 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                               DATED MAY 30, 2003

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, JUNE 26, 2003,
                          UNLESS THE OFFER IS EXTENDED

Dear Member:

          Excelsior Hedge Fund of Funds I, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase and the related Letter of Transmittal (which together constitute the "Offer") up to $14 million of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value, determined as of June 30, 2003, if the Offer expires on June 26, 2003. If the Fund elects to extend the tender offer period, for the purpose of determining the purchase price for tendered interests, the net asset value of such interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest" or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer, which is being made to all Members is conditioned on a minimum of $25,000 in Interests being tendered by a Member tendering only a portion of an Interest for repurchase, and is subject to certain other conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of July 6, 2000 (the "LLC Agreement").

          Members should realize that the value of the Interests tendered in this Offer will likely change between March 31, 2003 (the last time net asset value was calculated) and June 30, 2003, when the value of Interests tendered to the Fund for repurchase will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interests should also note that they will remain Members of the Fund, with respect to the Interests tendered and accepted for purchase by the Fund, through June 30, 2003, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact NCT Opportunities, Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Members desiring to tender all or any portion of their Interests for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4, below.

                                    IMPORTANT

          NEITHER THE FUND, NOR ITS INVESTMENT ADVISER NOR ITS BOARD OF MANAGERS MAKE ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON THEIR OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

          THIS TRANSACTION HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's adviser:

                          NCT Opportunities, Inc.
                          c/o U.S. Trust Company, N.A.
                          225 High Ridge  Road
                          Stamford, CT  06905
                          Attn: Kathleen Flores

                          Phone: (203) 352-4497

                          Fax:   (203) 352-4456

                                TABLE OF CONTENTS

1.  Background and Purpose of the Offer.......................................6
2.  Offer to Purchase and Price...............................................7
3.  Amount of Tender..........................................................7
4.  Procedure for Tenders.....................................................8
5.  Withdrawal Rights.........................................................9
6.  Purchases and Payment.....................................................9
7.  Certain Conditions of the Offer..........................................10
8.  Certain Information About the Fund.......................................11
9.  Certain Federal Income Tax Consequences..................................13
10. Miscellaneous............................................................13

                               SUMMARY TERM SHEET

          o As stated in the offering documents of Excelsior Hedge Fund of Funds I, LLC (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, June 26, 2003 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The net asset value will be calculated for this purpose on June 30, 2003 or, if the Offer is extended, on the last business day of the month in which the Offer actually expires (the "Valuation Date").

          o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending March 31, 2004, which the Fund expects will be completed by the end of May 2004, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

          o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value, or the portion of your Interest above the required minimum capital account balance. If you tender your entire Interest (or a portion of your Interest) and we accept that Interest for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 6, 2000 (the "LLC Agreement")), determined as of June 30, 2003 (or if the Offer is extended, the net asset value determined on the Valuation Date).

          o The Note will be held for you in a special custody account with U.S. Trust Company, N.A. (U.S. Trust Company, N.A. together with its affiliated banks, "U.S. Trust") and will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with LLC Agreement) equal to at least 90% of the unaudited net asset value of the Interest you tendered that is accepted for purchase by the Fund (the "Initial Payment") which will be paid to your account with U.S. Trust or mailed to you if you do not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to finance the purchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such investment funds.

          o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by a member of the Fund and accepted by the Fund for purchase as of the Valuation Date (as it may be adjusted based on the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The
               Contingent Payment will be paid, without interest, within 10 calendar days after the completion of the Fund's next annual audit. The Contingent Payment will also be paid to your U.S. Trust account or mailed to you if you do not have a U.S. Trust account.

          o If you tender only a portion of your Interest, you are required to tender a minimum of $25,000 and you must maintain a capital account balance of $250,000 or more. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance or if the total amount tendered by members of the Fund is more than $14 million.

          o If we accept the tender of your entire Interest or a portion of your Interest, we will pay the proceeds from: cash on hand; withdrawals of capital from the investment funds in which we have invested; the proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings (which we do not intend to do).

          o Following this summary is a formal notice of our offer to purchase your Interest. Our Offer remains open to you until 12:00 midnight, Eastern Time, on Thursday, June 26, 2003, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after July 25, 2003, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund on or before that date.

          o If you would like us to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to our investment adviser, NCT Opportunities, Inc. ("NCT"), c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905 attention Kathleen Flores, or
               (ii) fax it to NCT at (203) 352-4456, so that it is received before 12:00 midnight, Eastern Time, on Thursday, June 26, 2003. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to NCT promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, June 26, 2003). Of course, the value of your Interests will change between March 31, 2003 (the last time net asset value was calculated) and June 30, 2003, when the value of your Interest will be determined for purposes of calculating the purchase price to be paid by us for your Interest.

          o If you would like to obtain the estimated net asset value of your Interest, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact NCT at (203) 352-4497 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
               Time).

          o Please note that, just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight., Eastern Time, on Thursday, June 26, 2003. Also realize that although the Offer expires on June 26, 2003, you will remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through June 30, 2003, when the net asset value of your Interest is calculated.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members of the Fund ("Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated August 2000, (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the board of managers of the Fund ("Board of Managers") has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that NCT expects that it will recommend to the Board of Managers that the Fund offer to purchase Interests from Members twice each year, effective as of the last business day of June and December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001, June 30, 2002 and December 31, 2002. Those have been the only tender offers made by the Fund. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to purchase Interests from time to time in the future, but the Fund is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2003 and thereafter from time to time.

          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar quarter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $14 million of those outstanding Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value on June 30, 2003 or, if the Offer is extended, on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. As of the close of business on March 31, 2003, the unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 on the following closing dates of the Fund was as follows:


      If You Invested $250,000           Your Unaudited Net Asset Value
      On The Following Closing Date      As Of March 31, 2003 Would Be
      -----------------------------      ------------------------------

      January 1, 2003                              $249,608

      October 1, 2002                              $254,089

      July 1, 2002                                 $249,410

      April 1, 2002                                $245,051

      January 1, 2002                              $251,857

      October 1, 2001                              $260,669

      July 1, 2001                                 $258,432

      April 1, 2001                                $262,147

      January 1, 2001                              $272,917

      October 1, 2000                              $276,413


          As of the close of business on March 31, 2003, there was approximately $136,207,694 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of the Fund on that date). Members may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting NCT at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of such Member's Interest shall be required to maintain a capital account balance of $250,000 or more. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer, which is being made to all Members, is conditioned on a minimum amount of $25,000 in Interests being tendered by the Member if the Member is tendering only a portion of an Interest for repurchase.

          If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $14 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $14 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

          4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should either: (a) mail a completed and executed Letter of Transmittal to NCT, to the attention of Kathleen Flores, at the address set forth on page 2, or (b) fax a completed and executed Letter of Transmittal to NCT, also to the attention of Kathleen Flores, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by NCT, either by mail or by fax, no later than the Expiration Date.

          The Fund recommends that all documents be submitted to NCT via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to NCT must also send or deliver the original completed and executed Letter of Transmittal to NCT promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact NCT at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of NCT to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, NCT or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Interest has not yet been accepted for purchase by the Fund, at any time after July 25, 2003, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by NCT at the address or fax number set forth on page 2. A form to give notice of withdrawal of a tender is available by calling NCT at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when, it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof determined as of June 30, 2003, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

          Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note within ten calendar days of the acceptance of the Member's Interest for repurchase. The Note will be held for the Member in a special custody account with U.S. Trust. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 90% of the unaudited net asset value of the Interest that is tendered and accepted for purchase by the Fund. Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

          The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based on the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable, without interest, within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2004, the fiscal year end of the Fund.

          Although the Fund has retained the option to pay all or a portion of the purchase price for Interests by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with U.S. Trust for the benefit of Members tendering Interests in the Fund. All payments due pursuant to the Note will also be deposited directly to the tendering Member's account at U.S. Trust if the Member has an account with U.S. Trust and will be subject upon withdrawal from such accounts to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account. Those Members that do not have a U.S. Trust account will receive any payments due under the Note through the mail at the address listed in the Fund's records unless the Fund is advised in writing of a change of address.

          It is expected that cash payments for Interests acquired pursuant to the Offer, which will not exceed $14 million (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, nor the Board of Managers, nor NCT have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, U.S. Trust, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of Connecticut that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at NCT Opportunities, Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (203) 352-4497. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          Furthermore, effective June 30, 2003 Stephen C. Hassenfelt, the Chairman and Chief Executive Officer of NCT, and the Fund's former principal manager and the person who has been primarily responsible for the day-to-day management of the Fund's portfolio, subject to such policies as may be adopted by the Board of Managers, will cease to be employed by NCT and, accordingly will no longer provide services to the Fund. Mr. Hassenfelt intends to tender all of his outstanding Interests in the Fund. Effective as of July 1, 2003, Spencer Boggess will become Chief Executive Officer of NCT, replacing Mr. Hassenfelt in that capacity and as the person primarily responsible for the day-to-day management of the Fund's portfolio. Currently, Mr. Boggess is the co-director of research at CTC Consulting, Inc., a consultant to NCT with respect to the Fund since the Fund's inception, providing NCT with investment research, analytical data and due diligence services which NCT has utilized in evaluating prospective investment managers whose private investment funds are being considered for investment by the Fund and in monitoring the strategies and investment performance of those investment managers. Also effective as of July 1, 2003, Douglas A. Lindgren, the principal manager of the Fund and a Managing Director of U.S. Trust Company and head of its alternative investments division, will become the Chairman of NCT and, in that capacity, will oversee the Fund's operational, business and product management activities.

                  Other than the aforementioned, neither the Fund nor NCT nor the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with NCT; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          Other than the acceptance of subscriptions for Interests on April 1, 2003, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, NCT, any Manager, or any person controlling the Fund or NCT.

          Based on March 31, 2003 estimated values, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, held Interests:

          (i) Douglas A. Lindgren, the principal manager of the Fund, a Managing Director of U.S. Trust Company and head of its alternative investments division and, as of July 1, 2003, the Chairman of NCT, owns $249,409.89 (less than 1%) of the outstanding Interests in the Fund;

          (ii) Stephen C. Hassenfelt, a former Manager of the Fund and the Chief Executive Officer of the Adviser, owns $2,211,306.00 (1.64%) of the outstanding Interests in the Fund and intends to tender all of his outstanding Interests in the Fund;

          (iii) Stephen V. Murphy, a Manager of the Fund, owns through the Stephen V. Murphy IRA $249,409.89 (less than 1%) of the outstanding Interests in the Fund. The address of the IRA is c/o NCT Opportunities, Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905;

          (iv) Gene M.  Bernstein,  a Manager of the Fund, owns through the Gene
M. Bernstein Shareholder Trust $735,154.21 (less than 1%) of the outstanding Interests in the Fund. The address of the trust is NCT Opportunities, Inc., c/o U.S. Trust Company, N.A., 225 High Ridge Road, Stamford, CT 06905; and

          (v) Pamela A. Bernstein, the wife of Manager Gene M. Bernstein of the Fund, owns $519,101.87 (less than 1%) of the outstanding Interests in the Fund.

          Other than Stephen C. Hassenfelt, none of the foregoing persons have decided to tender any of their Interests at this time.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund for cash may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting NCT at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

         Audited financial statements for the year ended March 31, 2002 previously filed on EDGAR on Form N-30D on May 30, 2002; and

         Audited financial statements for the year ended March 31, 2003 previously filed on EDGAR on Form N-30D on May 30, 2003.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                         Tendered Pursuant to the Offer
                               Dated May 30, 2003


-------------------------------------------------------------------------------

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
                ON THURSDAY, JUNE 26, 2003, UNLESS THE OFFER IS
                                   EXTENDED.

-------------------------------------------------------------------------------

        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:
                             NCT Opportunities, Inc.
                          c/o U.S. Trust Company, N.A.
                               225 High Ridge Road
                               Stamford, CT 06905

                              Attn: Kathleen Flores


                           For additional information:

                              Phone: (203) 352-4497

                               Fax: (203) 352-4456

Ladies and Gentlemen:

          The undersigned hereby tenders to Excelsior Hedge Fund of Funds I, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 30, 2003, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

          A promissory note for the purchase price will be deposited into a special custody account with U.S. Trust Company, N.A. (U.S. Trust Company, N.A. together with its affiliated banks, "U.S. Trust"). The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at U.S. Trust, or mailed to the address of record for the undersigned if the undersigned does not have a U.S. Trust account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from a U.S. Trust account, U.S. Trust may subject such withdrawal to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account.

          The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the purchase price, if any, as described in
Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with U.S. Trust, or will be mailed to the undersigned if the undersigned does not have a U.S. Trust account. Upon a withdrawal of such cash from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund, determined as of June 30, 2003, subject to an extension of the Offer as described in
Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2004, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
NCT OPPORTUNITIES, INC., C/O U.S. TRUST COMPANY, N.A., 225 HIGH RIDGE RD., STAMFORD, CT 06905, ATTN: KATHLEEN FLORES.
FOR ADDITIONAL INFORMATION: PHONE: (203) 352-4497 FAX: (203) 342-4456

PART 1.  NAME AND ADDRESS:

         Name of Member:
                               ------------------------------------------------

         Social Security No.
         or Taxpayer
         Identification No.:
                               ----------------------------

         Telephone Number:    (      )
                               ----------------------------

PART 2.  AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING
         TENDERED:

  / /    Entire limited liability company interest.

  / /    Portion   of   limited   liability  company   interest  expressed  as a
         specific dollar value (A minimum tender of $25,000 is required). (A minimum interest with a value of $250,000, or more must be maintained in the Fund (the "Required Minimum Balance").)*

                            $
                             -----------------------

  / / Portion of limited liability company interest in excess of the Required Minimum Balance. (A minimum of $25,000 must be tendered if this option is chosen).

         *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.  PAYMENT.

         CASH PAYMENT

         Cash payments will be deposited to the undersigned's account at U.S. Trust, or mailed to the address of record for the undersigned. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments deposited to the undersigned's account, upon a withdrawal of such cash payment from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be deposited into a special custody account with U.S. Trust for the benefit of the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account at U.S. Trust or mailed to the address of record for the undersigned and upon a withdrawal of such cash from a U.S. Trust account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

PART 4.  SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------     ------------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)



                                            ------------------------------------
                                            Print Name and Title of Co-signatory

--------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                         Tendered Pursuant to the Offer
                               Dated May 30, 2003


-------------------------------------------------------------------------------

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
                ON THURSDAY, JUNE 26, 2003, UNLESS THE OFFER IS
                                   EXTENDED.

-------------------------------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                             NCT Opportunities, Inc.
                          c/o U.S. Trust Company, N.A.
                               225 High Ridge Road
                               Stamford, CT 06905

                              Attn: Kathleen Flores


                           For additional information:

                              Phone: (203) 352-4497

                               Fax: (203) 352-4456

Ladies and Gentlemen:

        The undersigned wishes to withdraw the tender of its limited liability company interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated

--------------------------.

Such tender was in the amount of:

  / /   Entire limited liability company interest.

  / / Portion of limited liability company interest expressed as a specific dollar value.

                                 $
                                  ---------------------
        Portion of limited liability company interest in excess of the Required Minimum Balance.
  / /
        The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------     ------------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)



                                            ------------------------------------
                                            Print Name and Title of Co-signatory
--------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT E

                         Forms of letters from the Fund
          to Members in connection with acceptance of offers of tender

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.



                                                      July 7, 2003


Dear Member:

          Excelsior Hedge Fund of Funds I, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest in the Fund.

          Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2003, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company, N.A. or one of its affiliated banks ("U.S. Trust") on July 30, 2003 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your U.S. Trust account or will be mailed to you if you do not have a U.S. Trust account. We expect the audit to be completed by the end of May 2004.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., c/o U.S. Trust Company, N.A. at (203) 352-4497.

                                          Sincerely,



                                          Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.



                                                      July 7, 2003


Dear Member:

          Excelsior Hedge Fund of Funds I, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest ("Interest" or "Interests" as the context requires) in the Fund.

          Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2003, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company, N.A. or one of its affiliated banks ("U.S. Trust") on July 30, 2003 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your U.S. Trust account or will be mailed to you if you do not have a U.S. Trust account. We expect the audit to be completed by the end of May 2004.

          You remain a member of the Fund with respect to the portion of your Interest in the Fund that you did not tender.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., c/o U.S. Trust Company, N.A. at (203) 352-4497.

                                          Sincerely,



                                          Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER IS BEING SENT TO YOU WITH THE INITIAL PAYMENT FOR THE INTEREST REPURCHASED BY THE FUND.



                                               July 30, 2003



Dear Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund").

          Because you have tendered and the Fund has purchased your entire investment (or a portion of your investment), you have previously been paid a note entitling you to receive 90% of the purchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2003, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with U.S. Trust Company or one of its affiliated banks ("U.S. Trust") on July 30, 2003, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

          The balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2004 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2004.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., c/o U.S. Trust Company, N.A. at (203) 352-4497.

                                          Sincerely,



                                          Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER IS BEING SENT TO YOU WITH THE CONTINGENT PAYMENT FOR THE INTEREST REPURCHASED BY THE FUND.



                                                 June 11, 2004



Dear Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund").

          Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with U.S. Trust Company or one of its affiliated banks ("U.S. Trust") on June 11, 2004, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., c/o U.S. Trust Company, N.A. at (203) 352-4497.

                                          Sincerely,



                                          Excelsior Hedge Fund of Funds I, LLC

Enclosure